UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)

Adicet Bio, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

76133L103

(CUSIP Number)

OrbiMed Advisors LLC

OrbiMed Advisors Israel II Limited

OrbiMed Israel GP Ltd.

OrbiMed Israel GP II, L.P.

OrbiMed Israel BioFund GP Limited Partnership

OrbiMed Capital GP V LLC
OrbiMed Capital GP VI LLC

601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone:  (212) 739-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 15, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 76133L103
1	NAME OF REPORTING PERSONS OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,513,015
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,513,015
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,513,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

_______________________

* This percentage is calculated based upon 19,589,828 shares of common stock of the Issuer (defined below) outstanding immediately after the closing of the Merger (defined below), as set forth in the Periodic Report on Form 8-K filed with the SEC (defined below) on September 16, 2020.

SCHEDULE 13D

CUSIP No. 76133L103
1		NAME OF REPORTING PERSONS OrbiMed Capital GP V LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,822,960
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,822,960
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,822,960
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6%*
14		TYPE OF REPORTING PERSON (See Instructions) OO

_______________________

* This percentage is calculated based upon 19,589,828 shares of common stock of the Issuer (defined below) outstanding immediately after the closing of the Merger (defined below), as set forth in the Periodic Report on Form 8-K filed with the SEC (defined below) on September 16, 2020.

SCHEDULE 13D

CUSIP No. 76133L103
1	NAME OF REPORTING PERSONS OrbiMed Capital GP VI LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 690,055
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 690,055
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 690,055
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

_______________________

* This percentage is calculated based upon 19,589,828 shares of common stock of the Issuer (defined below) outstanding immediately after the closing of the Merger (defined below), as set forth in the Periodic Report on Form 8-K filed with the SEC (defined below) on September 16, 2020.

SCHEDULE 13D

CUSIP No. 76133L103
1	NAME OF REPORTING PERSONS OrbiMed Advisors Israel II Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 292,607
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 292,607
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 292,607
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

_______________________

* This percentage is calculated based upon 19,589,828 shares of common stock of the Issuer (defined below) outstanding immediately after the closing of the Merger (defined below), as set forth in the Periodic Report on Form 8-K filed with the SEC (defined below) on September 16, 2020.

SCHEDULE 13D

CUSIP No. 76133L103
1	NAME OF REPORTING PERSONS OrbiMed Israel GP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 292,607
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 292,607
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 292,607
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

_______________________

* This percentage is calculated based upon 19,589,828 shares of common stock of the Issuer (defined below) outstanding immediately after the closing of the Merger (defined below), as set forth in the Periodic Report on Form 8-K filed with the SEC (defined below) on September 16, 2020.

SCHEDULE 13D

CUSIP No. 76133L103
1	NAME OF REPORTING PERSONS OrbiMed Israel GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 902,885
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 902,885
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 902,885
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

_______________________

* This percentage is calculated based upon 19,589,828 shares of common stock of the Issuer (defined below) outstanding immediately after the closing of the Merger (defined below), as set forth in the Periodic Report on Form 8-K filed with the SEC (defined below) on September 16, 2020.

SCHEDULE 13D

CUSIP No. 76133L103
1	NAME OF REPORTING PERSONS OrbiMed Israel BioFund GP Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 902,885
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 902,885
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 902,885
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

_______________________

* This percentage is calculated based upon 19,589,828 shares of common stock of the Issuer (defined below) outstanding immediately after the closing of the Merger (defined below), as set forth in the Periodic Report on Form 8-K filed with the SEC (defined below) on September 16, 2020.

Item 1.	Security and Issuer

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D supplements and amends the Statement on Schedule 13D (the “Statement”) originally filed by OrbiMed Advisors LLC and OrbiMed Capital GP VI LLC with the Securities and Exchange Commission (the “SEC”) on January 30, 2018 and amended by Amendment No. 1 originally filed with the SEC on March 25, 2019. The Statement relates to the common stock, par value $0.0001 per share (the “Shares”), of Adicet Bio, Inc., a corporation organized under the laws of Delaware (the “Issuer”), with its principal offices located at 500 Boylston Street, 12th Floor, Boston, MA 02116.  The Shares are listed on the NASDAQ Global Select Market under the ticker symbol “ACET”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On April 28, 2020, the Issuer (formerly known as resTORbio, Inc.) entered into that certain Agreement and Plan of Merger (the “Merger Agreement”) with Adicet Bio, Inc., a Delaware corporation (“Old Adicet”), and Project Oasis Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of the Issuer (“Merger Sub”), pursuant to which, on September 15, 2020, (the “Effective Date”), Old Adicet merged with and into Merger Sub (the “Merger”). On the Effective Date, the Issuer changed its name to Adicet Bio, Inc.

Prior to the Merger, OrbiMed Private Investments V, L.P. (“OPI V”) directly owned 38,894,843 shares of capital stock of Old Adicet (“Old Adicet Shares”), OrbiMed Private Investments VI, L.P. (“OPI VI”) directly owned 4,830,387 Shares, OrbiMed Israel Partners II, L.P. (“OIP II”) directly owned 2,359,734 Old Adicet Shares and OrbiMed Israel Partners Limited Partnership (“OIP”) directly owned 7,281,335 Old Adicet Shares. Immediately prior to the consummation of the Merger, on the Effective Date, the Issuer completed a reverse stock split pursuant to which each outstanding share was combined into a lesser number of Shares such that one was issued for seven Shares. Pursuant to the Merger Agreement, upon consummation of the Merger on the Effective Date, each Old Adicet Share was converted into 0.1240 Shares.

Item 2.	Identity and Background

(a)       This Statement is being filed by OrbiMed Advisors LLC (“Advisors”), OrbiMed Capital GP V LLC (“GP V”), OrbiMed Capital GP VI LLC (“GP VI”), OrbiMed Israel BioFund GP Limited Partnership (“BioFund”), OrbiMed Israel GP Ltd. (“Israel GP Ltd.”), OrbiMed Israel GP II, L.P. (“Israel GP II”) and OrbiMed Advisors Israel II Limited (“Israel II Limited”) (collectively, the “Reporting Persons”).

(b) – (c), (f) GP V a limited liability company organized under the laws of Delaware, is the general partner of OPI V, which holds Shares, as described herein.  GP V has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP VI a limited liability company organized under the laws of Delaware, is the general partner of OPI VI, which holds Shares, as described herein.  GP VI has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member of GP V and GP VI. Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

BioFund, a limited partnership organized under the laws of Israel, is the general partner of OIP, which holds Shares, as described herein.  BioFund has its principal offices at 89 Medinat Hayehudim St., building E, Herzliya 4614001 Israel.

Israel GP Ltd., a corporation organized under the laws of Israel, is the general partner of BioFund.  Israel GP Ltd. has its principal offices at 89 Medinat Hayehudim St., building E, Herzliya 4614001 Israel.

Israel GP II, a limited partnership organized under the laws of the Cayman Islands, is the general partner of OrbiMed Israel Partners II, L.P. (“OIP II”), which holds Shares, as described herein. Israel GP II has its principal offices at 89 Medinat Hayehudim St., building E, Herzliya 4614001 Israel.

Israel II Limited, a corporation organized under the laws of the Cayman Islands, is the general partner of Israel GP II.  Israel II Limited has its principal offices at 89 Medinat Hayehudim St., building E, Herzliya 4614001 Israel.

The directors and executive officers of Advisors, GP V, GP VI, Israel GP Ltd., BioFund, Israel II Limited, and Israel GP II are set forth on Schedules I through VII, attached hereto. Schedules I through VII set forth the following information with respect to each such person:

(i)       name;

(ii)       business address;

(iii)       present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)       citizenship.

(d) – (e) During the last five years, neither the Reporting Persons nor any person named in Schedules I through VII have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

The Reporting Persons did not pay additional consideration to the Issuer in connection with the Merger and thus no funds were used for such purpose.

Item 4.           Purpose of Transaction

The Shares initially had been acquired by the Reporting Persons for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the OPI V, OPI VI, OIP, or OIP II.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b)        The following assumes that there are 19,589,828 Shares outstanding, as set forth in the Issuer’s Periodic Report on Form 8-K filed with the SEC on September 16, 2020.

As of the date of this filing, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Exchange Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares described in Item 6 below.  Based upon information contained in the Issuer’s Form 424(b)(5) Prospectus, filed with the SEC on March 18, 2019, such Shares deemed to be indirectly beneficially owned by the Reporting Persons constitutes approximately 34.2% of the issued and outstanding Shares.

Advisors, pursuant to its authority as the managing member of each of GP V and GP VI, the general partners of OPI V and OPI VI, respectively, may be deemed to indirectly beneficially own the Shares held by OPI V and OPI VI.  GP V, pursuant to its authority as the general partner of OPI V, may be deemed to indirectly beneficially own the Shares held by OPI V and GP VI, pursuant to its authority as the general partner of OPI VI, may be deemed to indirectly beneficially own the Shares held by OPI VI .  As a result, Advisors and GP V share the power to direct the vote and to direct the disposition of the Shares held by OPI V and Advisors and GP VI share the power to direct the vote and to direct the disposition of the Shares held by OPI VI. Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon (“Gordon”), Sven H. Borho, and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the Shares held by OPI V and OPI VI.

Israel GP Ltd., pursuant to its authority as the general partner of BioFund, the general partner of OIP, may be deemed to indirectly beneficially own the Shares held by OIP.  BioFund, pursuant to its authority as the general partners of OIP, may be deemed to indirectly beneficially own the Shares held by OIP.  As a result, Israel GP Ltd. and BioFund share the power to direct the vote and to direct the disposition of the Shares held by OIP. Israel GP Ltd. exercises this investment and voting power through a management committee comprised of Gordon, Jonathan T. Silverstein, Nissim Darvish, Anat Naschitz, and Erez Chimovits (“Chimovits”), each of whom disclaims beneficial ownership of the shares held by OIP.

Israel II Limited, pursuant to its authority as the general partner of Israel GP II, the general partner of OIP II, may be deemed to indirectly beneficially own the Shares held by OIP II.  Israel GP II, pursuant to its authority as the general partners of OIP II, may be deemed to indirectly beneficially own the Shares held by OIP II.  As a result, Israel II Limited and Israel GP II share the power to direct the vote and to direct the disposition of the Shares held by OIP II. Israel II Limited exercises this investment and voting power through a management committee comprised of Gordon, Jonathan T. Silverstein, Nissim Darvish, Anat Naschitz, and Chimovits, each of whom disclaims beneficial ownership of the shares held by OIP II.

In addition, Advisors, GP V, GP VI, Israel GP Ltd., BioFund, Israel II Limited, and Israel GP II, pursuant to their authority under the limited partnership agreements of OPI V, OPI VI, OIP, and OIP II, prior to the date of this filing, caused OPI V, OPI VI, OIP, and OIP II to enter into the agreements referred to in Item 6 below.

(c)  Other than as reported in this Amendment No. 2, none of the Reporting Persons has effected any transaction during the past sixty (60) days in any Shares.

(d)  Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2, 3 and 5 above, GP V is the general partner of OPI V, pursuant to the terms of the limited partnership agreement of OPI V. Advisors is the managing member of GP V, pursuant to the terms of the limited liability company agreement of GP V. Pursuant to these agreements and relationships, Advisors and GP VI have discretionary investment management authority with respect to the assets of OPI V. Such authority includes the power of GP V to vote and otherwise dispose of securities purchased by OPI V. The number of Shares attributable to OPI V is 4,822,960. Advisors and GP V may each be considered to hold indirectly 4,822,960 Shares.

In addition to the relationships between the Reporting Persons described in Items 2, 3 and 5 above, GP VI is the general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI. Advisors is the managing member of GP VI, pursuant to the terms of the limited liability company agreement of GP VI. Pursuant to these agreements and relationships, Advisors and GP VI have discretionary investment management authority with respect to the assets of OPI VI. Such authority includes the power of GP VI to vote and otherwise dispose of securities purchased by OPI VI. The number of Shares attributable to OPI VI is 690,055. Advisors and GP VI may each be considered to hold indirectly 690,055 Shares.

In addition to the relationships between the Reporting Persons described in Items 2, 3 and 5 above, BioFund is the general partner of OIP, pursuant to the terms of the limited partnership agreement of OIP. Israel GP Ltd. is the general partner of BioFund, pursuant to the terms of the limited partnership agreement of BioFund. Pursuant to these agreements and relationships, Israel GP Ltd. and BioFund have discretionary investment management authority with respect to the assets of OIP. Such authority includes the power of BioFund to vote and otherwise dispose of securities purchased by OIP. The number of Shares attributable to OPI VI is 902,885. Israel GP Ltd. and BioFund may each be considered to hold indirectly 902,885 Shares.

In addition to the relationships between the Reporting Persons described in Items 2, 3 and 5 above, Israel GP II is the general partner of OIP II, pursuant to the terms of the limited partnership agreement of OIP II. Israel II Limited is the general partner of Israel GP II, pursuant to the terms of the limited partnership agreement of Israel GP II. Pursuant to these agreements and relationships, Israel II Limited and Israel GP II have discretionary investment management authority with respect to the assets of OIP II. Such authority includes the power of Israel GP II to vote and otherwise dispose of securities purchased by OIP II. The number of Shares attributable to OPI VI is 292,607. Israel II Limited and Israel GP II may each be considered to hold indirectly 292,607 Shares.

Gordon, a member of Advisors, and Chimovits are members of the Board of Directors of the Issuer, and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer. From time to time, Gordon and Chimovits may receive additional stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Gordon and Chimovits are obligated to transfer any Shares issued under any such stock options or other awards, or the economic benefit thereof, to the Reporting Persons, which will in turn ensure that such shares or economic benefits are provided to OPI V, OPI VI, OIP, and OIP II.

Amended and Restated Investors’ Rights Agreement

In addition, OPI VI and certain other stockholders of the Issuer entered into an amended and restated investors’ rights agreement with the Issuer (the “Investors’ Rights Agreement”), dated as of November 29, 2017. Pursuant to the Investors’ Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Registration Rights

Following the closing of the Issuer’s initial public offering (the “IPO”), the holders of a certain number of Shares, or their transferees, will be entitled to the registration rights set forth below with respect to registration of the resale of such Shares under the Securities Act pursuant to the Investors’ Rights Agreement.

Demand Registration Rights

Beginning 180 days after the effective date of the IPO, upon the written request of at least 40% of the holders of the registrable securities (as defined in the Investors’ Rights Agreement), to file a registration statement and use commercially reasonable efforts to effect the registration of all or a portion of their registrable securities for public resale so long as the total amount of registrable shares requested to be registered has an anticipated aggregate offering price to the public, net of selling expenses, of least $15.0 million. The Issuer is required to effect only two registrations pursuant to this provision of the Investors’ Rights Agreement.

Form S-3 Registration Rights

Pursuant to the Investors’ Rights Agreement, if the Issuer is eligible to file a registration statement on Form S-3, upon the written request of the holders of at least 30% of Issuer’s outstanding registrable securities so long as the total amount of registrable securities requested to be registered has an anticipated aggregate offering price to the public, net of selling expenses, of least $10.0 million. The Issuer is required to effect only two registrations in any twelve-month period pursuant to the Investors’ Rights Agreement. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Piggyback Registration Rights

Pursuant to the Investors’ Rights Agreement, if the Issuer registers any securities either for its own account or for the account of other security holders, the holders of these Shares are entitled to include their Shares in the registration. Subject to certain exceptions contained in the Investors’ Rights Agreement, the Issuer and the underwriters may limit the number of Shares included in the underwritten offering to the number of Shares which the Issuer and the underwriters determine in its sole discretion will not jeopardize the success of the offering.

Indemnification

The Investors’ Rights Agreement contains customary cross-indemnification provisions, under which the Issuer is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to it, and the holders of registrable securities are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Termination of Registration Rights

The demand registration rights and short form registration rights granted under the investor rights agreement will terminate on the fifth anniversary of the completion of the IPO.

Old Adicet Support Agreement

In connection with the execution of the Merger Agreement, certain stockholders of Old Adicet, including OPI V, OIP II, and OIP, entered into a support agreement (the “Old Adicet Support Agreement”) pursuant to which, among other things, each of these stockholders agreed, solely in its capacity as a stockholder, to vote: (i) in favor of adoption and approval of the Merger Agreement and the contemplated transactions; (ii) against any action or agreement that, to the knowledge of the stockholder, would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Old Adicet or any of its subsidiaries or affiliates under the Merger Agreement or that would reasonably be expect to result in any of the conditions to Old Adicet’s or any of its subsidiaries’ or affiliates’ obligations under the merger agreement not being fulfilled; and (iii) against any Old Adicet acquisition proposal, or any agreement, transaction, or other matter that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the merger and all other contemplated transactions. The Old Adicet Support Agreement grants a proxy to the Issuer to vote such shares in favor of the Merger Agreement and the contemplated transactions. In addition, the Old Adicet Support Agreement places restrictions on the transfer of Old Adicet shares, options and warrants held by the respective signatory stockholders.

Issuer Support Agreement

In addition, in connection with the execution of the Merger Agreement, certain stockholders of the Issuer, including OPI VI, entered into a support agreement (the “Issuer Support Agreement”) pursuant to which, among other things, each of these stockholders agreed, solely in its capacity as a stockholder, to vote: (i) in favor of adoption and approval of (A) the issuance of the Shares by virtue of the Merger and (B) the adoption of the Merger Agreement and approval of the Merger; (ii) against any action or agreement that, to the knowledge of the stockholder, would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer or any of its subsidiaries or affiliates under the Merger Agreement or that would reasonably be expect to result in any of the conditions to the Issuer’s or any of its subsidiaries’ or affiliates’ obligations under the Merger Agreement not being fulfilled; and (iii) against any Issuer acquisition proposal, or any agreement, transaction, or other matter that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger and all other contemplated transactions. The Issuer Support Agreement grants an irrevocable proxy to the Issuer to vote such shares in favor of the Merger Agreement and contemplated transactions, including the share issuance proposal and the reverse stock split proposal. In addition, the Issuer Support Agreement places restrictions on the transfer of the Shares held by the respective signatory stockholders.

Lock-Up Agreement

In addition, in connection with the execution of the Merger Agreement, the stockholders that entered into the Old Adicet Support Agreement and the Issuer Support Agreement, including OPI V, OPI VI, OIP II, and OIP, entered into lock-up agreements (the “Lock-up Agreement”) with the Issuer pursuant to which, among other things, each of these stockholders agreed not to, except in limited circumstances (i) offer, pledge, sell, contract to sell, grant any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable for Shares (including without limitation, Shares or such other securities which may be deemed to be beneficially owned by the stockholder in accordance with the rules and regulations of the SEC and securities of the Issuer which may be issued upon exercise of a stock option or warrant or settlement of a restricted stock unit) or publicly disclose the intention to make any such offer, sale, pledge, grant, transfer or disposition; (ii) enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the stockholder’s shares regardless of whether any such transaction described in the aforementioned clause (i) or this clause (ii) is to be settled by delivery of Shares or such other securities, in cash or otherwise or (iii) make any demand for or exercise any right with respect to the registration of any Shares or any security convertible into or exercisable or exchangeable for Shares; from the closing of the Merger until 180 days from the closing date of the Merger.

CVR Agreement

On the Effective Date, the Issuer, the Holders’ Representative and the Rights Agent (each as defined in the CVR Agreement (as defined below) entered into a contingent value rights agreement (the “CVR Agreement”), pursuant to which each holder of Shares as of immediately prior to the effective time of the Merger, including OPI VI, shall be entitled to one contractual contingent value right (“CVR”) issued by the Issuer, subject to and in accordance with the terms and conditions of the CVR Agreement, for each Share held by such holder. Each CVR shall entitle the holder thereof to receive net proceeds of the commercialization, if any, received from a third party commercial partner of RTB101, the Issuer’s small molecule product candidate that is a potent inhibitor of target of rapamycin complex 1 (TORC1), for a COVID-19 related indication, with clinical data expected by the first quarter of 2021. The CVRs are not transferable, except in certain limited circumstances as will be provided in the CVR Agreement, will not be certificated or evidenced by any instrument and will not be registered with the SEC or listed for trading on any exchange.

Pursuant to the CVR Agreement, and subject to the limitations set forth therein, from the closing of the Merger until September 30, 2021, the Issuer will be required to use its Commercially Reasonable Efforts (as such term is defined in the CVR Agreement) to perform the key tasks necessary to continue and conduct its clinical trials for a COVID-19 related indication for RTB101 in strict accordance with such trials’ protocols. Pursuant to the CVR Agreement, the Clinical Trial Cap (as such term is defined in the CVR Agreement) for the total fees and expenses of such clinical trials for a COVID-19 related indication of RTB101 is $3,000,000, less any fully burdened costs accrued or incurred by the Issuer or its affiliates in connection with such clinical trials, between the date of the Merger Agreement and the closing of the Merger.

In the event the total fees and expenses of such clinical trials exceed such Clinical Trial Cap, the Issuer may terminate the CVR Agreement without any further liability whereupon the Issuer shall be relieved of any and all obligations which will be contained therein. In addition, pursuant to the CVR Agreement, and subject to the Issuer’s termination rights set forth therein, from the closing of the Merger until September 30, 2021, the Issuer will be required to use its Commercially Reasonable Efforts to reasonably support the Finder (as such term is defined in the CVR Agreement) to identify one or more partners and negotiate a CVR Commercial Agreement (as such term is defined in the CVR Agreement) with such partner for the commercialization of RTB101 for a COVID-19 related indication, subject to certain limitations set forth in the CVR Agreement, which allow for the consideration of a variety of factors in determining the efforts that the Issuer is required to use to reasonably support Finder to identify one or more partners and negotiate a CVR Commercial Agreement with such partner for the commercialization of RTB101 for a COVID-19 related indication and it does not require the combined company to take all possible actions to continue efforts to reasonably support the Finder to identify one or more partners and negotiate a CVR Commercial Agreement with such partner for the commercialization of RTB101 for a COVID-19 related indication. Accordingly, under certain circumstances, including if the Clinical Trial Cap is exceeded, the Issuer may not be required to continue efforts to reasonably support the Finder to identify one or more partners and negotiate a CVR Commercial Agreement with such partner for the commercialization of RTB101 for a COVID-19 related indication, or may allocate resources to other projects, which would have an adverse effect on the value, if any, of the CVRs. The Issuer currently expects to engage JMP Securities LLC to act as the Finder pursuant to the CVR agreement. The right of any holder of a CVR to receive any payments pursuant to the CVR Agreement is contingent upon the Issuer entering into a CVR Commercial Agreement with a third party commercial partner prior to September 30, 2021. If the Issuer does enter into a CVR Commercial Agreement with a third party commercial partner prior to September 30, 2021, the Net Proceeds (as such term is defined in the CVR Agreement) received by the Issuer pursuant to such CVR Commercial Agreement in consideration for the rights to commercialize a COVID-19 related indication of RTB101 will then be distributed to the holders of the CVRs as set forth in the CVR Agreement. If the Issuer does not enter into a CVR Commercial Agreement with a third party commercial partner prior to September 30, 2021, or if the Issuer does enter into such CVR Commercial Agreement but does not receive any Net Proceeds pursuant to such CVR Commercial Agreement, no payments will be made under the CVRs, and the CVRs will expire valueless. Furthermore, the CVRs will be unsecured obligations of the Issuer and all payments under the CVRs, all other obligations under the CVR Agreement and the CVRs and any rights or claims relating thereto will be subordinated in right of payment to the prior payment in full of all current or future senior obligations of the combined company. Finally, the U.S. federal income tax treatment of the CVRs is unclear. There is no legal authority directly addressing the U.S. federal income tax treatment of the receipt of, and payments on, the CVRs, and there can be no assurance that the IRS, would not assert, or that a court would not sustain, a position that could result in adverse U.S. federal income tax consequences to holders of the CVRs.

The foregoing descriptions of the Investors’ Rights Agreement, Old Adicet Support Agreement, the Issuer Support Agreement, the Lock-up Agreement, and the CVR Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Investors’ Rights Agreement, a copy of which is filed as Exhibit 2 and incorporated herein by reference, the Form of Old Adicet Support Agreement, a copy of which is filed as Exhibit 3 and incorporated herein by reference, the Form of Issuer Support Agreement, a copy of which is filed as Exhibit 4 and incorporated herein by reference, the Form of Lock-up Agreement, a copy of which is filed as Exhibit 5 and incorporated herein by reference, and the Form of CVR Agreement, a copy of which is filed as Exhibit 6 and incorporated herein by reference.

Other than the Investors’ Rights Agreement, the Old Adicet Support Agreement, the Issuer Support Agreement, the Lock-up Agreement, and the CVR Agreement described above, to the best of the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons, or any subsidiary of any of the Reporting Persons or any person listed on Schedule A hereto, and any person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement between OrbiMed Advisors LLC, OrbiMed Capital GP V LLC, OrbiMed Capital GP VI LLC, OrbiMed Israel GP Ltd., OrbiMed Israel BioFund GP Limited Partnership, OrbiMed Advisors Israel II Limited, and OrbiMed Israel GP II, L.P.
2.	Amended and Restated Investors’ Rights Agreement by and among the Issuer and each of the persons listed on Schedule A thereto, dated as of November 29, 2017 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC 333-222373), filed with the SEC on December 29, 2017).
3.	Adicet Bio, Inc. Support Agreement, by and among the Issuer, Adicet Bio, Inc., and each of signatory thereto, filed as Exhibit B to the Agreement and Plan of Merger, dated April 28, 2020, by and among the Issuer, Adicet Bio, Inc., and Project Oasis Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (SEC 001-38359), filed with the SEC on April 29, 2020).
4.	RestorBio, Inc. Support Agreement, by and among the Issuer, Adicet Bio, Inc., and each of signatory thereto, filed as Exhibit A to the Agreement and Plan of Merger, dated April 28, 2020, by and among the Issuer, Adicet Bio, Inc., and Project Oasis Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (SEC 001-38359), filed with the SEC on April 29, 2020).
5.	Form of Lock-Up Agreement, filed as Exhibit C to the Agreement and Plan of Merger, dated April 28, 2020, by and among the Issuer, Adicet Bio, Inc., and Project Oasis Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (SEC 001-38359), filed with the SEC on April 29, 2020).
6.	Form of CVR Agreement, by and among the Issuer, the Holders’ Representative and the Rights Agent, filed as Exhibit E to the Agreement and Plan of Merger, dated April 28, 2020, by and among the Issuer, Adicet Bio, Inc., and Project Oasis Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (SEC 001-38359), filed with the SEC on April 29, 2020).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 18, 2020

OrbiMed Advisors LLC

By:	/s/ Jonathan T. Silverstein
	Title:	Member

OrbiMed Capital GP V LLC

By:	OrbiMed Advisors LLC its Managing Member

By:	/s/ Jonathan T. Silverstein
	Title:	Member of OrbiMed Advisors LLC

OrbiMed Capital GP VI LLC

By:	OrbiMed Advisors LLC its Managing Member

By:	/s/ Jonathan T. Silverstein
	Title:	Member of OrbiMed Advisors LLC

OrbiMed Israel GP Ltd.

By:	/s/ Jonathan T. Silverstein
	Title:	Director

OrbiMed Israel BioFund GP Limited Partnership

By:	OrbiMed Israel GP Ltd. its General Partner

By:	/s/ Jonathan T. Silverstein
	Title:	Director of OrbiMed Israel GP Ltd.

OrbiMed Advisors Israel II Limited

By:	/s/ Jonathan T. Silverstein
	Title:	Director

OrbiMed Israel GP II, L.P.

By:	OrbiMed Advisors Israel II Limited its General Partner

By:	/s/ Jonathan T. Silverstein
	Title:	Director of OrbiMed Advisors Israel II Limited

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
C. Scotland Stevens	Member	Member OrbiMed Advisors LLC
David P. Bonita	Member	Member OrbiMed Advisors LLC
Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II

The business and operations of OrbiMed Capital GP V LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

Schedule III

The business and operations of OrbiMed Capital GP VI LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

Schedule IV

The names and present principal occupations of each of the executive officers and directors of OrbiMed Israel GP Ltd. are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 89 Medinat Hayehudim St., building E, Herzliya 4614001 Israel.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Director	Director OrbiMed Israel GP Ltd.

Jonathan T. Silverstein	Director	Director OrbiMed Israel GP Ltd.
Nissim Darvish Israeli Citizen	Director	Director OrbiMed Israel GP Ltd.
Anat Naschitz Israeli Citizen	Director	Director OrbiMed Israel GP Ltd.

Erez Chimovits Israeli Citizen	Director	Director OrbiMed Israel GP Ltd.

Schedule V

The business and operations of OrbiMed Israel BioFund GP Limited Partnership are managed by the executive officers and directors of its managing member, OrbiMed Israel GP Ltd., set forth on Schedule IV attached hereto.

Schedule VI

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors Israel II Limited are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 89 Medinat Hayehudim St., building E, Herzliya 4614001 Israel.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Director	Director OrbiMed Advisors Israel II Limited

Jonathan T. Silverstein	Director	Director OrbiMed Advisors Israel II Limited
Nissim Darvish Israeli Citizen	Director	Director OrbiMed Advisors Israel II Limited
Anat Naschitz Israeli Citizen	Director	Director OrbiMed Advisors Israel II Limited

Erez Chimovits Israeli Citizen	Director	Director OrbiMed Advisors Israel II Limited

Schedule VII

The business and operations of OrbiMed Israel GP II, L.P. are managed by the executive officers and directors of its managing member, OrbiMed Advisors Israel II Limited, set forth on Schedule VI attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement between OrbiMed Advisors LLC, OrbiMed Capital GP V LLC, OrbiMed Capital GP VI LLC, OrbiMed Israel GP Ltd., OrbiMed Israel BioFund GP Limited Partnership, OrbiMed Advisors Israel II Limited, and OrbiMed Israel GP II, L.P.
2.	Amended and Restated Investors’ Rights Agreement by and among the Issuer and each of the persons listed on Schedule A thereto, dated as of November 29, 2017 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC 333-222373), filed with the SEC on December 29, 2017).
3.	Adicet Bio, Inc. Support Agreement, by and among the Issuer, Adicet Bio, Inc., and each of signatory thereto, filed as Exhibit B to the Agreement and Plan of Merger, dated April 28, 2020, by and among the Issuer, Adicet Bio, Inc., and Project Oasis Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (SEC 001-38359), filed with the SEC on April 29, 2020).
4.	RestorBio, Inc. Support Agreement, by and among the Issuer, Adicet Bio, Inc., and each of signatory thereto, filed as Exhibit A to the Agreement and Plan of Merger, dated April 28, 2020, by and among the Issuer, Adicet Bio, Inc., and Project Oasis Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (SEC 001-38359), filed with the SEC on April 29, 2020).
5.	Form of Lock-Up Agreement, filed as Exhibit C to the Agreement and Plan of Merger, dated April 28, 2020, by and among the Issuer, Adicet Bio, Inc., and Project Oasis Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (SEC 001-38359), filed with the SEC on April 29, 2020).
6.	Form of CVR Agreement, by and among the Issuer, the Holders’ Representative and the Rights Agent, filed as Exhibit E to the Agreement and Plan of Merger, dated April 28, 2020, by and among the Issuer, Adicet Bio, Inc., and Project Oasis Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (SEC 001-38359), filed with the SEC on April 29, 2020).